Exhibit 4.15

Jean-François van Boxmeer Chairman

May 2022

STRICTLY PRIVATE & CONFIDENTIAL

To: Delphine Ernotte Cunci

c/o Vodafone Group Plc

Vodafone House

The Connection

Newbury

Berkshire RG14 2FN

Dear Delphine

NON-EXECUTIVE DIRECTORSHIP OF VODAFONE GROUP PUBLIC LIMITED COMPANY

Further to our discussions, I am writing this letter on behalf of the Board of Directors to confirm the terms of your appointment as a non-executive director of Vodafone Group Public Limited Company (the “Company”). This letter is conditional on a resolution being passed by shareholders of the Company at the 2022 Annual General Meeting of the Company (‘the AGM’) which is scheduled to be held on 26 July 2022. Provided that resolution is passed, your appointment and this letter will be effective at the close of the AGM (“the Effective Date”).

1	Role

Your obligations and responsibilities as a non-executive director are to the Company and, like all directors, you should act at all times in the best interests of the Company, exercising your independent judgment on all matters. Non-executive directors have the same general legal responsibilities to the Company as any other director. The Board as a whole is collectively responsible for promoting the success of the Company by directing and supervising the Company’s affairs. Your appointment as a non-executive director of the Company is subject to the Company’s Articles of Association (the “Articles”) and the latter will prevail in the event of any conflict between them and the terms of this letter. A copy of the current version of the Articles is available on the Company’s website at www.vodafone.com.

In my view, the role of the non-executive director has a number of key elements and I look forward to your contribution in these areas:

•	Purpose & Strategy: you should constructively challenge and contribute to the development of the Company’s purpose and strategy;

•	Performance: you should scrutinise the performance of management in meeting agreed goals and objectives and monitor the reporting of performance;

•	Risk: you should satisfy yourself that financial information is accurate and that financial controls and systems of risk management are robust and defensible;

Vodafone Group Plc

Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England

T +44 (0)1635 33251 F +44 (0)1635 580857 www.vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England, Registered in England No. 1833679

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•

People: non-executive directors are responsible for determining appropriate levels of remuneration of executive directors, have a prime role in succession planning and appointing, and where necessary removing, senior management; and

•

Culture: non-executive directors are responsible for ensuring that the values of the Company are unambiguous and embody the behaviours required to deliver the Company’s strategic goals. You should satisfy yourself that management are taking the appropriate action to achieve and maintain the desired culture.

2	Appointment and Terms

Subject to the terms of this letter, your appointment as a director will commence on the Effective Date.

The Articles require that all directors retire each year at the Annual General Meeting. The Nominations and Governance Committee each year reviews and considers the submission of the directors for re-election and considers the membership of the Board committees. In the event that you submit yourself (with the agreement of the Nominations and Governance Committee) for re-election at an Annual General Meeting but you are not elected, your appointment as director will automatically terminate at the end of that Annual General Meeting. Your appointment will also terminate if you cease to be a director in accordance with any other provision of the Articles, or if either we give you, or you give us, one months’ written notice of termination. You will not be entitled to receive any compensation from the Company in respect of the termination of your appointment. In accordance with the recommendations of the UK Corporate Governance Code, after nine years’ service on the Board, a director may not be considered independent.

Overall, we anticipate a time commitment from you involving attendance at all Board meetings (the Company currently has eight each year), the Annual General Meeting (usually held in July each year) and at least one company/site visit per year. You will be expected to devote appropriate preparation time ahead of each meeting. In addition, you will be asked to join at least one of the principal Board Committees. Each Committee meets about four or five times a year (and in some cases more frequently) and you are expected to attend all the meetings of the Committee(s) of which you are member. There may be additional demands on your time during any period of increased corporate activity (such as an acquisition or a takeover) or when major issues arise.

By accepting this appointment, you have confirmed that you are able to allocate sufficient time to meet the expectations of your role. If you are unable to attend a Board meeting or Committee meeting in person, I hope, nevertheless, that you will be able to join those meetings either by videoconference or teleconference facilities.

To ensure you do not become over-boarded, you must obtain my agreement before accepting additional commitments that might affect the time you are able to devote to your role as a non-executive director of the Company.

3	Fees

As you will be a non-executive director of the Company, the Board as a whole will determine your remuneration in accordance with the requirements of good corporate governance, and the Financial Conduct Authority’s Listing Rules. The fee for your services is £115,000.00 per annum and it is paid in equal instalments monthly in arrears. No separate fee is payable for membership of a Board Committee (unless you are the Chair of the Committee). You will also be entitled to be repaid all travelling and other expenses properly incurred in performing your duties in accordance with the Articles and Company

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policy. Payment of all fees will cease immediately after your appointment as a non-executive director of the Company terminates for any reason.

4	Dealing in the Company’s shares

You shall (and you shall ensure that your “closely associated persons”, including your spouse, any dependent children and associated legal entities shall) comply with the provisions of the Market Abuse Regime (MAR), Criminal Justice Act 1993, the Financial Services and Markets Act 2000 and rules and regulations laid down by the Company from time to time in relation to dealing in the Company’s shares. Further guidance is available from the Company Secretary.

5	Competitive Businesses

In view of the sensitive and confidential nature of the Company’s business you agree that for so long as you are a non-executive director of the Company you will not, without the consent of the Board, which shall not be withheld unreasonably, be engaged or interested in any capacity in any business or with any company which is, in the reasonable opinion of the Board, competitive with the business of any company in the Group. In the event that you become aware of any potential conflicts of interest, these should be disclosed to me and to the Company Secretary as soon as possible.

6	Confidentiality

You agree that you will not make use of, divulge or communicate to any person (except in the proper performance of your duties) any of the trade secrets or other confidential information of or relating to any company in the Group which you have received or obtained from or through the Company. This restriction shall continue to apply after the termination of your appointment without limit in point of time but shall cease to apply to information or knowledge which comes into the public domain otherwise than through your default or which shall have been received by you from a third party entitled to disclose the same to you.

Your attention is also drawn to the requirements under both legislation and regulation as to the disclosure of inside information. Consequently, you should avoid making any statements that might risk a breach of these requirements without prior clearance from me or from the Company Secretary. Please note that all media enquiries concerning the Company must be referred immediately to the Group External Affairs Director.

7	Illness or Incapacity

If you are prevented by illness or incapacity from carrying out your duties for a period exceeding three consecutive calendar months or at different times for a period exceeding in aggregate three calendar months in any one period of twelve calendar months or if you become prohibited by law or under the Articles from being a non-executive director of the Company, then the Company may terminate your appointment immediately.

8	Effect of Termination

Upon termination of your appointment howsoever arising, you shall immediately or upon request of the Company, resign from office as a non-executive director of the Company and all other offices held by you in any other companies in the Group and your membership of any organisation acquired by virtue of your tenure of any such office, and should you fail to do so, the Company is hereby irrevocably

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authorised to appoint some person in your name and on your behalf to sign any documents and do anything necessary or requisite to give effect thereto.

9	Return of Company Property

You agree that upon termination of your appointment as a non-executive director, you will immediately deliver to the Company all property belonging to the Company or any member of its Group, including all documents or other records made or compiled or acquired by you during your appointment concerning the business, finances or affairs of the Group.

10	Independent Professional Advice

In accordance with the UK Corporate Governance Code, the Board has agreed procedures for Directors in the furtherance of their duties to take independent professional advice if necessary, at the Company’s expense. Naturally, if you have any queries or difficulties at any time please feel free to discuss them with me. I am also available at all times to provide you with information and advice you may need.

11	Indemnification and Insurance

You will have the benefit of the following indemnity in relation to liability incurred in your capacity as a Director of the Company. This indemnity is as wide as English law currently permits:

(i)

The Company will provide funds to cover costs as incurred by you in defending legal proceedings brought against you in your capacity as, or as a result of your being or having been, a Director of the Company including criminal proceedings and proceedings brought by the Company itself or an Associated Company;

(ii)

The Company will indemnify you in respect of any proceedings brought by third parties, including both legal and financial costs of an adverse judgment brought against you in your capacity as, or as a result of your being or having been, a Director of the Company; and

(iii)	The Company will indemnify you for liability incurred in connection with any application made to a court for relief from liability, where the court grants such relief.

For the avoidance of doubt, the indemnity granted does not cover:

(i)	Unsuccessful defence of criminal proceedings, in which instance the Company would seek reimbursement for any funds advanced;

(ii)	Unsuccessful defence of an action brought by the Company itself or an Associated Company, in which instance the Company would seek reimbursement for any funds advanced;

(iii)	Fines imposed by regulatory bodies;

(iv)	Fines imposed in criminal proceedings; and

(v)

Liability incurred in connection with any application under Section 661(3) or (4) of the Companies Act 2006 (acquisition of shares by innocent nominee) or section 1157 of the Companies Act 2006 (general power to grant relief in case of honest and reasonable conduct), where the court refuses to grant you relief, and such refusal is final.

You will notify the Company as soon as reasonably practicable upon becoming aware of any claim or potential claim against you.

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The Company maintains Directors and Officers insurance as additional cover for Directors which, if the insurance policy so permits, may provide funds in circumstances where the law prohibits the Company from indemnifying directors. Further information will be provided by the Company Secretary.

12	Review Process

The performance of individual directors and the whole Board and its committees is evaluated annually. If, in the interim, there are any matters which cause you concern about your role, please discuss them with me as soon as is appropriate.

13	Contract for Services

It is agreed that you will not be an employee of the Company or any of its subsidiaries and that this letter shall not constitute a contract of employment.

14	Personal data

You acknowledge that, during your appointment, you may have access to and may process, or authorise the processing of, personal data (as defined for the purposes of UK and EU laws) that is held and controlled by a member of the Group. You agree to comply with those laws and the data protection policies issued from time to time by the Group in relation to such data. The Company (and other members of the Group and its and their employees and agents) may from time to time hold, process and disclose your personal data in accordance with the terms of the Company’s privacy notice or data protection policy in force from time to time (the current version can be obtained from the Company Secretary).

In this letter:

“Board”

means the board of directors of the Company from time to time or any person or committee nominated by the board of directors as its representative or to whom (and to that extent) it has delegated powers for the purposes of this letter.

“Group”

means the Company and any other company which is its subsidiary or in which the Company or any subsidiary of the Company controls not less than 25% of the voting shares (where “subsidiary” has the meaning given to it by section 736 of the Companies Act 1985).

This letter shall be governed by and construed in accordance with English Law. Both parties submit to the exclusive jurisdiction of the English Courts as regards any claim or matter arising in connection with the terms of this letter.

Please acknowledge receipt and acceptance of the terms of this letter by signing the enclosed copy and returning it to the Company Secretary. I am greatly looking forward to working with you.

Kind regards.

Yours sincerely

I hereby accept that the terms of this letter constitute the terms of my appointment as a non-executive director of the Company

Signed /s/ Delphine Ernotte Cunci	18 mai 2022 Dated

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